
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 213 SECTION

SECURIT  SION

07001884

OMB APPROVAL
OMB Number. 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8 - 50917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONROE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH END AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10282**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDUARD DAVID YANKOVICH **(212) 845-5041**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHAIFETZ & SCHREIBER, P.C.
(Name - if individual, state last, first, middle name)

21 HARBOR PARK DRIVE N, PORT WASHINGTON, NEW YORK **11050**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, **RANDI FISHER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MONROE CAPITAL, LLC**, as of **DECEMBER 31**, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER RUSKIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RU6155949
Qualified in New York County
Commission Expires Nov. 20, 2010

Notary Public

Signature

PRINCIPAL

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [X] (e) Statement of Changes in Stoclkholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplement Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
Monroe Capital, LLC	13	8-50917	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.)		FIRM ID NO.	
		11-3423588	15
One North End Avenue, Suite 1201	20	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/06	24
New York [21] (City) NY [22] (State) 10282 [23] (Zip Code)		AND ENDING (MM/DD/YY) 12/31/06	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDUARD DAVID YANKOVICH [30] (Area Code) - Telephone No. (212) 845-5041 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this 26th day of February 2007

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) RANDI FISHER, PRINCIPAL

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Monroe Capital, LLC
World Financial Center
1 Northend Avenue, Suite 1201
New York, NY 10282

Gentlemen:

We have audited the accompanying statement of financial condition of Monroe Capital, LLC (the "Company") as of December 31, 2006, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

February 26, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-50917 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 43,783	200			$ 43,783	750
2. Receivables from brokers or dealers:						
A. Clearance account	-	295				
B Other		300	$	550	-	810
3. Receivables from non-customers		355	-	600	-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	4,070	420				
D. Other securities	30,415,360	424				
E. Spot commodities		430			30,419,430	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	7,216	680	7,216	920
11. Other assets ...JBO,PRPAID,SEC DEP...		535	12,193	735	12,193	930
12. TOTAL ASSETS	$ 30,463,213	540	$ 19,409	740	$ 30,482,622	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	18,631,542	1315	18,631,542	1560
B. Other		1115	$	1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:			858,641	1360	858,641	1620
17. Acounts payable, accrued liabilities, expenses and other	144,723	1205		1385	144,723	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			-	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements						
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]				1420		1730
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 144,723	1230	$ 19,490,184	1450	$ 19,634,906	1760

Ownership Equity

			Total	
21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	$	1020	10,847,716	1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 10,847,716	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 30,482,622	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC**

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

Part A

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions				3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading			872,055	3949
c. Total gain (loss)			872,055	3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit value is paid or credited				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			2,321,804	3995
9. **Total revenue**			$ 3,193,859	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			$ 94,200	4120
11. Other employee compensation and benefits			124,609	4115
12. Commissions paid to other broker dealers				4140
13. Interest expense			2,442,190	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			70,920	4195
15. Other expenses			960,973	4100
16. Total expenses			$ 3,692,892	4200

NET INCOME

Item			Amount	Code
17. Net income (loss) before Federal income taxes and items below (item 9 less 16)			$ (499,033)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (499,033)	4230

MONTHLY INCOME (UNAUDITED)

Item			Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (190,671)	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC**

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 10,194,057	4240
A. Net income (loss)			(499,033)	4250
B. Additions (Includes non- conforming capital of	$	4262)	3,023,670	4260
C. Deductions (Includes non-conforming capital of	$	4272)	1,870,978	4270
2. Balance, end of period (From item 1800)			$ 10,847,716	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (499,033)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	7,752
Increase in other assets	(300)
Increase in payables to broker/dealers	12,203,341
Increase in accounts payable, accrued expenses and other payables	133,523
Total adjustments	12,344,316
Net cash provided by operating activities	11,845,283
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of securities	(12,975,760)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions received from members	3,023,670
Distributions to members	(1,870,978)
Net cash provided by financing activities	1,152,692
NET INCREASE IN CASH	22,215
CASH - BEGINNING OF YEAR	21,568
CASH - END OF YEAR	$ 43,783
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 2,442,190
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY

Monroe Capital, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Philadelphia Stock Exchange ("PHLX"). The Company was organized as a limited liability company on March 3, 1998 pursuant to the New York Limited Liability Company Law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its accounting records and determines its taxable income on the accrual basis. Trading revenue is recorded on a mark-to-market basis, and the related expenses are recorded when incurred.

Securities – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities, which are comprised solely of equity securities traded on U.S. securities exchanges, are valued at market value.

Property, Furniture, and Equipment – Property, Furniture, and Equipment, which is comprised exclusively of computer equipment, is stated at cost and is being depreciated over the estimated useful lives of the respective assets, generally 5 years, using the straight-line modified accelerated cost recovery method.

Income Taxes - The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes. Similar provisions apply for New York state income tax reporting, however the Company is subject to Pennsylvania income taxes.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable/payable from/to the clearing broker relates to deposits for securities borrowed or loaned and is collateralized by securities owned by the Company.

4. PROPERTY, FURNITURE, AND EQUIPMENT

Property, Furniture and Equipment, at cost, consist of the following:

Equipment	$138,778
Less: Accumulated depreciation	(131,562)
	$ 7,216

Depreciation expense for the year ended December 31, 2006 was $7,752.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the PHLX rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $5,026,266, which was $4,926,266 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.879 to 1.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Rent expense for the year ending December 31, 2006 was $27,000 (see Note 9).

7. RELATED PARTY TRANSACTIONS

MBF Clearing Corp. ("MBF"), who has a stockholder that is also a member of the Company, receives monthly payments from the Company for services that are provided to the Company, including, but not limited to, rent, data feeds, screen charges, and general management fees. During 2006, the Company had a total of $689,751 charged to expenses for such services. At December 31, 2006, there was a payable of $625 to MBF. The Company also maintains a noncustomer account with MBF and as of December 31, 2006, the account had a balance of $0.

8. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances and securities at several banks and other financial institutions. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Accounts at each financial institution are insured by the Securities Investor Protection Corporation of up to $500,000 per depositor. During the year the Company may periodically maintain cash balances and securities in excess of the insured amounts.

9. SUBSEQUENT EVENTS

In January 2007, the Company entered into a noncancellable operating lease with an expiration date of January 31, 2008. The following is a schedule of future minimum rental payments required under this lease:

Year Ending December 31,	
2007	$26,300
2008	2,200
Total	$ 28,500



SUPPLEMENTARY INFORMATION

Schedule I

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 10,847,716	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			10,847,716	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 10,847,716	3530
6. Deductions and/or charges				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 19,409	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other (deductions) and/or charges		3610	(19,409)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 10,828,307	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options	4,042	3730		
4. Other securities	4,562,304	3734		
D. Undue Concentration	1,235,695	3650		
E. Other (List)		3736	(5,802,041)	3740
10. Net capital			$ 5,026,266	3750

OMIT PENNIES

See Independent Auditors' Report

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minmimum net capital required (6-2/3% of line 19)		$	9,653	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	100,000	3760
14. Excess net capital (line 10 less 13)		$	4,926,266	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	5,011,793	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		$	144,723	3790
17. Add:				
A. Drafts for immediate credit	$ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810			
C. Other unrecorded amounts (List)	$ 3820	$		3830
19. Total aggregate indebtedness		$	144,723	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	2.879%	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)		%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includgn both brokers or dealers and consolidated subsidiaries' debits			3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternaieive method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditors' Report

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/06

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)--$2500 capital category as per Rule 15c3-1		4550
B. (k)	(2)(A)--"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)	(2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Goldman Sachs Execution & Clearing, L.P.	4335	4570
D. (k)	(3)--Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Independent Auditors' Report

Schedule IV

MONROE CAPITAL, LLC

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

NET CAPITAL PER UNAUDITED FOCUS REPORT	5,026,266
	-
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	5,026,266

See Independent Auditors' Report

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Shareholders of
Monroe Capital, LLC
World Financial Center
1 Northend Avenue, Suite 1201
New York, NY 10282

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Monroe Capital, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chaifetz & Schreiber, P.C.

Port Washington, New York
February 26, 2007

END